Exhibit 99.77C

The annual meeting of stockholders of the Corporation was held on March 21, 2012.  At the meeting, a proposal to approve the Central Securities Corporation 2012 Incentive Compensation Plan was approved with 14,260,495 votes in favor, 1,255,733 votes against and 160,001 votes abstaining.